INTEGRATED VALUE CHAINS

OUR INTEGRATED VALUE CHAIN IS AT THE HEART OF SASOL'S DIFFERENTIATED VALUE PROPOSITION

We are a customer-centric organisation providing various energy and chemical solutions through our proprietary technologies. Our operating model integrates vertically by sourcing coal and natural gas feedstock from our own mines and gas fields, along with procuring crude oil and other feedstocks, which are then refined into fuels and chemicals. We integrate horizontally through producing specialised chemicals in multiple global locations. Our integrated value chains underpin our differentiated value proposition.

OPERATING MODEL*

SOURCE
FEEDSTOCK/ UTILITIES

Electricity from South African state-owned enterprise Eskom
Renewable energy through Power Purchase Agreements
Self-generation of power

- Coal
- Natural gas
- Crude oil

Electricity from local grid
Renewable energy through Private Procurement Power Purchase Agreements

- Coal and natural gas
- Ethane, kerosene and aluminium
- Ethylene, kerosene and aluminium

PRODUCE
LEVERAGING UNIQUE TECHNOLOGIES

COAL-TO-LIQUIDS

SOUTH AFRICA
Secunda

GAS-TO-LIQUIDS

SOUTH AFRICA
(Gas processed)
Secunda
Sasolburg

MOZAMBIQUE
(Gas sourced)
Maputo, Matola, Ressano Garcia, Chokwe, Temane, Pande, Inhassoro

QATAR
(Gas sourced and processed)
Ras Laffan

REFINING

NATIONAL PETROLEUM REFINERS OF SOUTH AFRICA (PTY) LTD (NATREF)

SOUTH AFRICA
Sasolburg

CHEMICALS PROCESSES

SOUTH AFRICA
Secunda
Sasolburg
Durban

UNITED STATES
Lake Charles, Louisiana
Houston, Texas
Winnie, Texas
Tucson, Arizona

GERMANY
Brunsbüttel
Marl

ITALY
Terranova
Augusta, Sicily
Sarroch, Sardinia

CHINA
Nanjing

SLOVAKIA
Nováky

MARKET
SUPPLY CUSTOMERS GLOBALLY

- Fuels
- Coal
- Gas
- Electricity






- Advanced Materials
- Essential Care Chemicals
- Base Chemicals
- Performance Solutions






* As we transition to our streamlined structures, our operating model will be refined.